                                 United States
                      Securities and Exchange Commission

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 19)*

            Diamond Shamrock Offshore Partners Limited Partnership
   -------------------------------------------------------------------------
                               (Name of Issuer)

                     Units of Limited Partnership Interest
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  252744 10 7
   -------------------------------------------------------------------------
                                (CUSIP Number)

                                  L. P. Ciuba
                           Maxus Energy Corporation
                 717 North Harwood Street, Dallas, Texas 75201
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 26, 1994
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

 Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page (s))
                              Page 1 of 6 Pages

CUSIP No. 252744 10 7            13D               Page 2 of 6 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      Maxus Exploration Company
___________________________________________________________________________
2.  Check The Appropriate Box If A Member Of A Group*
                                                            (a)
                                                            (b)
___________________________________________________________________________
3.  SEC Use Only

___________________________________________________________________________
4.  Source of Funds*
      WC
___________________________________________________________________________
5. Check Box If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

___________________________________________________________________________
6.  Citizenship or Place of Organization

      Delaware
___________________________________________________________________________
               7.  Sole Voting Power
Number of
Shares
Beneficially   ____________________________________________________________
Owned By       8.  Shared Voting Power
Each
Reporting      ____________________________________________________________
Person         9.  Sole Dispositive Power
With

               ____________________________________________________________
               10. Shared Dispositive Power

___________________________________________________________________________
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

       None
___________________________________________________________________________
12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

___________________________________________________________________________
13.  Percent Of Class Represented By Amount In Row (11)

       None
___________________________________________________________________________
14.  Type of Reporting Person*

       CO
___________________________________________________________________________

CUSIP No. 252744 10 7               13D                 Page 3 of 6 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      Maxus Energy Corporation
___________________________________________________________________________
2.  Check The Appropriate Box If A Member Of A Group*
                                                            (a)
                                                            (b)
__________________________________________________________________________
3.  SEC Use Only

__________________________________________________________________________
4.  Source of Funds*

      WC
___________________________________________________________________________
5. Check Box If Disclosure Of Legal Proceeding Is Required Pursuant To Items 2(d) or 2(e)

___________________________________________________________________________
6.  Citizenship or Place of Organization

      Delaware
___________________________________________________________________________
              7.  Sole Voting Power
Number of
Shares
Beneficially  _____________________________________________________________
Owned By      8.  Shared Voting Power
Each
 Reporting    _____________________________________________________________
Person        9.  Sole Dispositive Power
With

              _____________________________________________________________
              10. Shared Dispositive Power

___________________________________________________________________________
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

       None
___________________________________________________________________________
12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

___________________________________________________________________________
13.  Percent Of Class Represented By Amount In Row (11)

       None
___________________________________________________________________________
14.  Type of Reporting Person*

       HC, CO
___________________________________________________________________________

                                                  Page 4 of 6 Pages

     Schedule 13D of Maxus Exploration Company ("MEC") and Maxus Energy Corporation ("Maxus"), dated September 13, 1985, as amended (the "Schedule 13D"), relating to units of limited partnership interest ("Units") of Diamond Shamrock Offshore Partners Limited Partnership, a Delaware limited partnership ("Partnership"), is amended by this Amendment No. 19 to add the following:


Item 4.  Purpose of Transaction
        -----------------------



     On April 26, 1994, Maxus sold all interests held by Maxus and its subsidiaries (the general partnership interests as well as the Units) in the Partnership to affiliates of Burlington Resources Inc. for the equivalent of about $4.48 per Unit.


Item 7.  Material to be Filed as Exhibits.
        ----------------------------------


     Exhibit 24 --Agreement of persons filing this Amendment No. 19 (required by Regulation 13d-1 (f)(1)(iii)).

                                                  Page 5 of 6 Pages




                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MAXUS EXPLORATION COMPANY



                                      By  G. R. Brown
                                        -------------------------------------
                                          G. R. Brown, Vice President

April 26, 1994



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MAXUS ENERGY CORPORATION



                                      By  G. R. Brown
                                        ------------------------------------
                                          G. R. Brown, Vice President

April 26, 1994

                                                  Page 6 of 6 Pages

                                                       Exhibit 24
                                                       ----------



                                   AGREEMENT
                                   ---------


   Each of the undersigned entities hereby agrees that the Amendment No. No. 19 to Schedule 13 D, dated April 26, 1994, to which this Agreement is appended as
Exhibit 24, is being filed on behalf of each of the undersigned entities.


                                       MAXUS EXPLORATION COMPANY



                                       By  G. R. Brown
                                         ---------------------------------
                                           G. R. Brown, Vice President

April 26, 1994



                                       MAXUS ENERGY CORPORATION



                                       By  G. R. Brown
                                         ---------------------------------
                                           G. R. Brown, Vice President

April 26, 1994